UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
INSPRO TECHNOLOGIES CORPORATION
 (Name of Issuer)
Common Stock, par value $0.001
 (Title of Class of Securities)
45778T101
 (CUSIP Number)
Jerome H. Hitpas
400 Field Drive
Lake Forest, IL 60045
847-283-4500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 45778T101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRUSTMARK INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1. This figure reflects the number of Shares (defined herein) the Reporting Person has the right to acquire upon (i) exercise of a Warrant (defined herein) to acquire 2,000,000 shares of Series B Preferred Stock, and then (ii) conversion of those shares of Series B Preferred Stock into Shares, where each share of Series B Preferred Stock is convertible into 20 Shares.

SCHEDULE 13D

CUSIP No: 45778T101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRUSTMARK INSURANCE GROUP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1. This figure reflects the number of Shares (defined herein) the Reporting Person has the right to acquire upon (i) exercise of a Warrant (defined herein) to acquire 2,000,000 shares of Series B Preferred Stock, and then (ii) conversion of those shares of Series B Preferred Stock into Shares, where each share of Series B Preferred Stock is convertible into 20 Shares.

SCHEDULE 13D

CUSIP No: 45778T101	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRUSTMARK GROUP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1. This figure reflects the number of Shares (defined herein) the Reporting Person has the right to acquire upon (i) exercise of a Warrant (defined herein) to acquire 2,000,000 shares of Series B Preferred Stock, and then (ii) conversion of those shares of Series B Preferred Stock into Shares, where each share of Series B Preferred Stock is convertible into 20 Shares.

SCHEDULE 13D

CUSIP No: 45778T101	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRUSTMARK MUTUAL HOLDING COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1. This figure reflects the number of Shares (defined herein) the Reporting Person has the right to acquire upon (i) exercise of a Warrant (defined herein) to acquire 2,000,000 shares of Series B Preferred Stock, and then (ii) conversion of those shares of Series B Preferred Stock into Shares, where each share of Series B Preferred Stock is convertible into 20 Shares.

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of InsPro Technologies Corporation (the “Issuer”), whose principal executive offices are located at 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.  This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with the acquisition of a warrant to acquire 2,000,000 shares of Series B Preferred Stock at an exercise price of $3.00 per share (the “Warrant”).  Each share of Series B Preferred Stock is convertible into 20 Shares.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  (i) Trustmark Insurance Company, the direct owner of the Warrant; (ii) Trustmark Insurance Group, Inc., the parent of Trustmark Insurance Company; (iii) Trustmark Group, Inc., the parent of Trustmark Insurance Group, Inc., and (iv) Trustmark Mutual Holding Company, the parent of Trustmark Group, Inc.

Trustmark Insurance Company is an Illinois insurance company.  Each of Trustmark Insurance Group, Inc. and Trustmark Group, Inc. is an Illinois corporation that acts as an intermediate holding company.  Trustmark Mutual Holding Company is an Illinois holding company. The principal business office of each of the Reporting Persons is 400 Field Drive, Lake Forest, Illinois 60045.  The executive officers and directors of each of the Reporting Persons (the "Covered Persons") and their principal occupation, citizenship and business address are set forth in Exhibit B to this Schedule 13D.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Warrant was issued by the Issuer to Trustmark Insurance Company as material inducement for Trustmark Insurance Company to enter into the Override Agreement (described in Item 4 herein).  No other consideration was paid for the Warrant.

Item 4.	Purpose of Transaction

On April 4, 2016, the Issuer and Trustmark Insurance Company entered into an Override Agreement, pursuant to which the Issuer and Trustmark Insurance Company agreed to certain modifications and amendments to a Master Services Agreement and related Statements of Work previously agreed to by the Issuer and Trustmark Insurance Company.  As a material inducement for Trustmark Insurance Company to enter into the Override Agreement, the Issuer agreed to issue the Warrant to Trustmark Insurance Company no later than thirty (30) days after April 4, 2016.

SCHEDULE 13D

Page 7 of 9 Pages

On May 4, 2016, the Issuer issued the Warrant to Trustmark Insurance Company.  As described in greater detail in the form of Warrant attached hereto as Exhibit C, the Warrant entitles Trustmark Insurance Company to purchase from the Issuer an aggregate 2,000,000 shares of the Issuer’s Series B Preferred Stock at an exercise price per share equal to $3.00.  The Warrant may be exercised by Trustmark Insurance Company on a cash or cashless basis and has an expiration date of May 4, 2019, the three (3) year anniversary of the date of the issuance of the Warrant.  The foregoing is a summary of certain terms of the Warrant and does not purport to be complete.  This summary is qualified in its entirety by reference to the form of Warrant attached as Exhibit C to this Schedule 13D.

The Reporting Persons acquired and currently hold the Warrant for investment purposes. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) exercise all or a portion of the Warrant; (iii) convert any shares of Series B Preferred Stock received upon exercise of the Warrant into Shares; and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate 40,000,000 Shares, or approximately 49.05% of the total Shares outstanding.

The number of Shares reported herein as beneficially owned by the Reporting Persons reflects the number of Shares the Reporting Persons have the right to acquire upon (i) exercise of the Warrant to acquire 2,000,000 shares of Series B Preferred Stock, and then (ii) conversion of the shares of Series B Preferred Stock into Shares, where each share of Series B Preferred Stock is convertible into 20 Shares.

The beneficial ownership percentage reported herein is based upon a total of 81,543,655 Shares outstanding, which is the sum of (i) the 41,543,655 Shares outstanding as reported in the Issuer’s annual report on Form 10-K, dated March 30, 2016, and (ii) the 40,000,000 Shares that the Reporting Persons may be deemed to beneficially own upon conversion of the 2,000,000 Series B Preferred Stock the Reporting Persons may acquire upon exercise of the Warrant (pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the number of Shares outstanding).

Each of the Reporting Persons share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of the 40,000,000 Shares reported as beneficially owned herein.

SCHEDULE 13D

Page 8 of 9 Pages

(c) Other than as reported herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Covered Person (identified in Exhibit B hereto), has effected any transaction in the Shares during the past sixty days.
(d) This Item 5(d) is not applicable.
(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	List of Officers and Directors
Exhibit C:	Form of Warrant dated May 4, 2016

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRUSTMARK INSURANCE COMPANY

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK INSURANCE GROUP, INC.

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK GROUP, INC.

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK MUTUAL HOLDING COMPANY

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

May 13, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of InsPro Technologies Corporation, dated as of May 13, 2016 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

TRUSTMARK INSURANCE COMPANY

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK INSURANCE GROUP, INC.

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK GROUP, INC.

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TRUSTMARK MUTUAL HOLDING COMPANY

By:	/s/ Philip A. Goss
Name:	Philip A. Goss
Title:	Senior Vice President, Chief Financial Officer and Treasurer

May 13, 2016

EXHIBIT B

LIST OF OFFICERS AND DIRECTORS

The following tables set forth the name, title and occupation of the directors and executive officers of each of the Reporting Persons (the "Covered Persons").  The principal business address of each of the Covered Persons is 400 Field Drive, Lake Forest, Illinois 60045.  Each Covered Person is a citizen of the United States.

Trustmark Insurance Company, Trustmark Insurance Group, Inc. and Trustmark Group, Inc.

Name	Title	Occupation
Joseph L. Pray	Chairman, President & CEO	President & CEO of the Reporting Persons
Stephen T. Auburn	Senior Vice President & General Counsel	Senior Vice President & General Counsel of the Reporting Persons; Secretary of Trustmark Mutual Holding Company
James L. Coleman	Senior Vice President & Chief Enterprise Marketing Officer	Senior Vice President & Chief Enterprise Marketing Officer of the Reporting Persons
Philip A Goss	Director, Senior Vice President, CFO & Treasurer	Senior Vice President, CFO & Treasurer of the Reporting Persons
Jerry Hitpas	Senior Vice President & Chief Investment Officer	Senior Vice President & Chief Investment Officer of the Reporting Persons
John Anderson	Director & Senior Vice President	Senior Vice President of the Reporting Persons
Nancy M. Eckrich	Senior Vice President	Senior Vice President of the Reporting Persons
Paul J Lotharius	Senior Vice President	Senior Vice President of the Reporting Persons
Alex Moral	Senior Vice President	Senior Vice President of the Reporting Persons
Daniel Simpson	Senior Vice President	Senior Vice President of the Reporting Persons
Kristin J. Zelkowitz	Senior Vice President	Senior Vice President of the Reporting Persons
Karin G. Lowery	Vice President & Corporate Actuary	Vice President & Corporate Actuary of the Reporting Persons
Graham B. Traynor	Vice President & Corporate Controller	Vice President & Corporate Controller of Trustmark Group, Inc., Trustmark Insurance Group, Inc. and Trustmark Insurance Company
Laura A. Derouin	Corporate Secretary	Corporate Secretary of Trustmark Group, Inc., Trustmark Insurance Group, Inc. and Trustmark Insurance Company
Deborah A. Pazdernik	Assistant Treasurer	Assistant Treasurer of Trustmark Group, Inc., Trustmark Insurance Group, Inc. and Trustmark Insurance Company

Trustmark Mutual Holding Company

Name	Title	Occupation
David D. Weick	Chairman	Retired
Frederick L. Blackmon	Director	Retired
John A. Clymer	Director	Marvin Companies, Office of Strategy Management
Daniel T. Cox	Director	Retired
Peter F. Drake	Director	Retired
Kristine K. Malkoski	Director	World Kitchen, LLC, President North America & Chief Innovation Officer
David M. McDonough	Director	Retired
Joseph L. Pray	Director, President & CEO	President & CEO of the Reporting Persons
Lynn Shapiro Snyder	Director	Epstein Becker Green, Senior Member and Director
Peter D. Zeigler	Director	Retired
Philip A Goss	Senior Vice President, CFO & Treasurer	Senior Vice President, CFO & Treasurer of the Reporting Persons
Stephen T. Auburn	Senior Vice President, General Counsel & Secretary	Senior Vice President & General Counsel of the Reporting Persons; Secretary of Trustmark Mutual Holding Company
Jerry Hitpas	Senior Vice President & Chief Investment Officer	Senior Vice President & Chief Investment Officer of the Reporting Persons
James L. Coleman	Senior Vice President & Chief Enterprise Marketing Officer	Senior Vice President & Chief Enterprise Marketing Officer of the Reporting Persons
John Anderson	Senior Vice President	Senior Vice President of the Reporting Persons
Nancy M. Eckrich	Senior Vice President	Senior Vice President of the Reporting Persons
Paul J Lotharius	Senior Vice President	Senior Vice President of the Reporting Persons
Alex Moral	Senior Vice President	Senior Vice President of the Reporting Persons
Daniel Simpson	Senior Vice President	Senior Vice President of the Reporting Persons
Kristin J. Zelkowitz	Senior Vice President	Senior Vice President of the Reporting Persons
Karin G. Lowery	Vice President & Corporate Actuary	Vice President & Corporate Actuary of the Reporting Persons

EXHIBIT C

WARRANT
NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (I) (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY OR (II) RULE 144 OR RULE 144A UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

INSPRO TECHNOLOGIES CORPORATION

SERIES B PREFERRED STOCK WARRANT
Warrant No. ITCC-B-015	Date of Issuance: May 4, 2016

InsPro Technologies Corporation, a Delaware corporation (the “Company”), hereby certifies that Trustmark Insurance Company, an Illinois insurance company (the “Holder”) is entitled to purchase from the Company, subject to the terms and conditions set forth herein at any time from May 4, 2016 (“Warrant Issue Date”) until May 4, 2019 (“Expiration Date”) up to a total of 2,000,000 shares of Series B Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”) of the Company at an exercise price equal to $3.00 per share (as adjusted from time to time as provided herein, the “Preferred Stock Exercise Price”).  This Warrant will expire on the Expiration Date.
The shares of Preferred Stock issuable pursuant to this Warrant are sometimes hereinafter referred to as the “Warrant Shares” and individually as a “Warrant Share”). The Preferred Stock Exercise Price is sometimes hereinafter referred to as the “Exercise Price.” This warrant and any warrants issued in exchange, transfer or replacement hereof, are referred to herein as the “Warrant.”
1. Registration of Warrant.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.
2. Term of Warrant.
(a) The Warrant shall have a term of three years from the Warrant Issue Date (the “Term”) and shall terminate at the expiration of the Term, unless it is terminated at an earlier date pursuant to the provisions of this Agreement.
3. Restrictions on Exercise.  Only the Holder may exercise the Warrant during the Term..
4. Registration of Transfers.  This Warrant is not transferable. The rights and interests of the Holder under this Warrant may not be sold, assigned, encumbered or otherwise transferred.
5. Exercise and Duration of Warrants.  Notwithstanding the terms described in Section 2, this Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the Warrant Issue Date to and including the Expiration Date.  At 11:59 p.m., New York City time on the Expiration Date, the portion of this Warrant not exercised (or called) prior thereto shall be and become void and of no value.
6. Delivery of Warrant Shares; Disposition of Warrants and Warrant Shares.
(a) To effect exercises hereunder, the Holder shall not be required to physically surrender this Warrant. Execution and delivery via facsimile of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant to purchase Preferred Stock, in substantially the form of the original Warrant (any such new Warrant, a “New Warrant”) evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery via facsimile of the Exercise Notice for all of the Warrant Shares shall have the same effect as cancellation of the original Warrant after delivery of the Warrant Shares. Upon such delivery of the attached Exercise Notice to the Company (with the attached Warrant Shares Exercise Log) at its address for notice set forth herein and upon (1) payment of the then-applicable Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder or (2) notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise, the Company shall on or before the third (3rd) Trading Day after receipt thereof issue and deliver to the Holder, a certificate for the Warrant Shares issuable upon such exercise. The Company shall, upon request of the Holder and subsequent to the date on which a registration statement covering the resale of the Warrant Shares has been declared effective by the Securities and Exchange Commission, use commercially reasonable efforts to deliver Warrant Shares hereunder electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions (“DTC”), if available, provided, that, the Company may, but will not, be required to change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through the DTC. A “Date of Exercise” means the date on which the Holder shall have delivered to the Company: (i) the Exercise Notice (with the Warrant Exercise Log attached to it) via facsimile, appropriately completed and duly signed and (ii)

payment of the Exercise Price for the number of Warrant Shares so indicated by the Holder to be purchased (or notice of a Cashless Exercise) as provided above. On the Date of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be).
(b) The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Preferred Stock upon exercise of this Warrant.
(c) The Warrants are not transferable.
(d) The Warrant Shares may only be disposed of in compliance with U.S. State and Federal securities laws.
(e) The Warrants shall contain the legend set forth above and the stock certificates evidencing the Warrant Shares will contain the following legend:
THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (I) (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY OR (II) RULE 144 OR RULE 144A UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

7. Charges, Taxes and Expenses.  Issuance and delivery of certificates for Warrant Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other similar incidental tax or expense in respect of the issuance of such certificates, all of which such taxes and expenses shall be paid by the Company;

provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or any of its affiliates. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.
8. Replacement of Warrant.  If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and a customary and reasonable indemnity (which shall not include a surety bond), if requested.  Applicants for a New Warrant under such circumstances shall also comply with such other reasonable procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.
9. Reservation of Warrant Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved shares of Preferred Stock or Common Stock, as the case may be, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of Section 10). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price (or notice of a Cashless Exercise) in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.
10. Certain Adjustments.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 10.
(a) Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Preferred Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Preferred Stock, (ii) subdivides outstanding shares of Preferred Stock into a larger number of shares, or (iii) combines outstanding shares of Preferred Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Preferred Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Preferred Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Fundamental Transactions.  If, at any time while this Warrant is outstanding, (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Preferred Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Preferred Stock or any compulsory share exchange pursuant to which the Preferred Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then the Holder shall have the right for a period of 30 days subsequent to the Company’s notification to the Holder of the occurrence of a Fundamental Transaction to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Preferred Stock then issuable upon exercise in full of this Warrant (the “Alternate Consideration”).   For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Preferred Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Preferred Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such surviving entity to comply with the provisions of this paragraph (b) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.
(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, unless waived in writing by the Holder with respect to a particular adjustment, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.
(d) Calculations. All calculations under this Section 10 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of shares of Preferred Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Preferred Stock.
(e) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 10, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and promptly prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. The Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.
(f) Notice of Corporate Events.  If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Preferred Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) subdivides outstanding shares of Preferred Stock into a larger number of shares, or combines outstanding shares of Preferred Stock into a smaller number of shares, (iii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (vi) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 10 calendar days prior to the applicable record or effective date on which a Person would need to hold Preferred Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information, the Company shall simultaneously file such notice pursuant to a Current Report on Form 8-K.
11. Method of Exercise, Payment.
(a) Cash Exercise.  The Holder shall pay the Exercise Price by delivery to the Company of immediately available funds.
(b) Cashless Exercise.  The Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment pursuant to paragraph 11(a), elect instead to receive upon such exercise the “Net Number” of shares of Preferred Stock determined in accordance with the following formula (a “Cashless Exercise”):
Net Number = (Y*A)-(Y*B)
            A

Where:	Y = the number of shares with respect to which this Warrant is then being exercised.
A = the fair market value of one Warrant Share on the date of determination.
B = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise (as adjusted to the date of such calculation).

(c) Fair Market Value.  For purposes of this paragraph 11, the per share fair market value of the Warrant Shares shall mean:

(i) If the Preferred Stock is publicly traded, the per share fair market value of the Warrant Shares shall be the average of the closing prices of the Preferred Stock as quoted on the “pink sheets” by Pink Sheets LLC, or the principal exchange on which the Preferred Stock is listed, in each case for the fifteen trading days ending five trading days prior to the date of determination of fair market value.
(ii) If the Preferred Stock is not so publicly traded, the per share fair market value of the Warrant Shares shall be such fair market value as is determined in good faith by the Company after taking into consideration factors it deems appropriate, including, without limitation, recent sale and offer prices of the capital stock of the Company in private transactions negotiated at arm’s length.  The Company shall provide the Holder with notice of the fair market value of the Warrant Shares (i) as of the Warrant Issue Date and (ii) upon any change in the fair market value of the Warrant Shares during the Term.
12. No Rights as Stockholder.  Until the exercise of this Warrant, the Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 12, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.
13. No Fractional Shares. No fractional shares of Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the VWAP of the shares of Common Stock for the 5 Trading Day period immediately preceding the Date of Exercise multiplied by the number of shares of Common Stock that one share of Preferred Stock is convertible into (20 as of the Warrant Issue Date).
14. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service with next day delivery specified, or (iv) upon actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be: (i) if to the Company, to InsPro Technologies Corporation, 150 N. Radnor-Chester Road, Suite B101, Radnor, PA 19087, Facsimile: (484) 654-2212, Attention: Chief Financial Officer, or such other address as the Company shall so notify the Holder, or (ii) if to the Holder, to the address or facsimile number appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section.

15. Warrant Agent.  The Company shall serve as warrant agent under this Warrant.  Upon 10 days’ notice to the Holder, the Company may appoint a new warrant agent.  Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.
16. Definitions.  For purposes of this Warrant, the following terms shall have the following meanings:
(a) “Bloomberg” means Bloomberg Financial Markets.
(b) “Cause” means, except to the extent specified otherwise by the Board of Directors of the Company (the “Board”), a finding by the Board that the Holder (i) has breached his or her employment or service contract with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information, (iv) has breached any written non-competition, non-solicitation or confidentiality agreement between the Holder and the Company or (v) has engaged in such other behavior detrimental to the interests of the Company as the Board determines.
(c) “Common Stock” means the Company’s common stock, $0.001 par value per share.
(d) “Disability” means a Holder’s becoming disabled within the meaning of section 22(e)(3) of the Internal Revenue Code of 1986, within the meaning of the Company’s long-term disability plan, if applicable, or as otherwise determined by the Company’s Board.
(e)  “Eligible Market” means the Principal Market, The New York Stock Exchange, Inc., the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the American Stock Exchange.
(f)   “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
(g) “Principal Market” means the National Association of Securities Dealers, Inc. OTC Bulletin Board.
(h)  “Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction.
(i) “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common

Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).
(j) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).   If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 18. All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.
17. Rights Upon Distribution of Assets.  If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Preferred Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder will be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Preferred Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Preferred Stock are to be determined for the participation in such Distribution.
18. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Preferred Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (iii) shall, so long as any of the Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Warrant Shares, solely for the purpose of effecting the exercise of the Warrants, the maximum number of shares of Preferred Stock as shall from time to time be necessary to effect the exercise of the Warrants then outstanding (without regard to any limit on exercise contained therein).
19. Miscellaneous.
(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective permitted successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.  This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.
(b) All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of this Warrant and the transactions herein contemplated (“Proceedings”) (whether brought against a party hereto or its respective affiliates, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of Wilmington, State of Delaware (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any Delaware Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Warrant, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.
(c) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.
(d) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.
INSPRO TECHNOLOGIES CORPORATION

By:	__________________________________________________
Name:	Donald R. Caldwell
Title:	Chief Executive Officer and Chairman of the Board of Directors

INSPRO TECHNOLOGIES CORPORATION
 WARRANT ISSUED MAY 4, 2016
WARRANT NO. ITCC-B-015
EXERCISE NOTICE
TO INSPRO TECHNOLOGIES CORPORATION:
The undersigned holder hereby exercises the right to purchase _________________ of the shares of Preferred Stock (“Warrant Shares”) of InsPro Technologies Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.
1. Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:
____________ a “Cash Exercise” with respect to _________________ Warrant Shares; and/or
 ____________     a “Cashless Exercise” with respect to ______________ Warrant Shares.
2. Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.
3. Delivery of Warrant Shares.  The Company shall deliver to holder, __________ Warrant Shares in accordance with the terms of the Warrant.  Delivery shall be made to holder to the following address:
_______________________
_______________________
_______________________
_______________________
Date: _______________ __, ______
   Authorized Representative of Registered Holder
By:   _________________________

Print Authorized Representative’s Name and Title:_______________________________

Warrant Shares Exercise Log
Date	Number of Warrant Shares Available to be Exercised	Number of Warrant Shares Exercised	Number of Warrant Shares Remaining to be Exercised